# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kingsway Financial Services Inc., CIK 0001072627
CUSIP: 496904202
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10 S. Riverside Plaza, Suite 1520, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/17/2025
Filed by CIK 0001569725
Persons authorized to receive notices and communications: Adam J. Patinkin, c/o David Capital Partners, LLC, 737 N. Michigan Avenue, Suite 1405, Chicago, Illinois (IL), 60611, 312-878-0251

## Reporting persons
- David Capital Partners, LLC (CIK 0001569725): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,547,000; sole dispositive power 0; shared dispositive power 2,615,421.08; aggregate amount beneficially owned 2,615,421.08 (9% of the class)
  Comment: Number of shares beneficially owned by David Capital Partners, LLC with shared dispositive power includes 68,421.08 shares of Common Stock that may be acquired upon the conversion of Class D Preferred Stock, par value $0.01 per share (the "Preferred Stock"), held by DCP Special. The Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $9.50 per share (or 2.63158 shares of Common Stock for each share of Preferred Stock), subject to customary adjustments, at the option of the holder.
- David Capital Partners Fund, LP (CIK 0001532695): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,023,000; sole dispositive power 0; shared dispositive power 1,023,000; aggregate amount beneficially owned 1,023,000 (3.5% of the class)
- David Capital Partners Special Situation Fund, LP (CIK 0002054170): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,524,000; sole dispositive power 0; shared dispositive power 1,592,421.08; aggregate amount beneficially owned 1,592,421.08 (5.5% of the class)
  Comment: Number of shares beneficially owned by DCP Special with shared dispositive power includes 68,421.08 shares of Common Stock that may be acquired upon the conversion of Preferred Stock. The Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $9.50 per share (or 2.63158 shares of Common Stock for each share of Preferred Stock), subject to customary adjustments, at the option of the holder.
- Adam J. Patinkin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,547,000; sole dispositive power 0; shared dispositive power 2,615,421.08; aggregate amount beneficially owned 2,615,421.08 (9% of the class)
  Comment: Number of shares beneficially owned by Mr. Patinkin with shared dispositive power includes 68,421.08 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by DCP Special. The Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $9.50 per share (or 2.63158 shares of Common Stock for each share of Preferred Stock), subject to customary adjustments, at the option of the holder.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Kingsway Financial Services Inc.
Address of issuer's principal executive offices: 10 S. Riverside Plaza, Suite 1520, Chicago, Illinois (IL), 60606
Comment: This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 1") amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on April 2, 2025 (as amended, the "Schedule 13D" or this "Statement"). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The total cost for acquiring the shares of Common Stock upon the exercise of outstanding options, as described in Item 4, was $2,268,750 for DCP Fund and $8,580,000 for DCP Special. The source of funds for both DCP Fund and DCP Special was working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 31, 2025, certain purchasers, including DCP Fund and DCP Special, entered into option agreements with Stilwell Value LLC, an affiliate of Mr. Stilwell, to acquire an aggregate of 1,750,000 additional shares of Common Stock, at an exercise price of $8.25 per share, which options were exercisable by each investor (and DCP Fund and DCP Special together) in whole, and not in part, on December 29, 2025 and were set to expire at 5:00 p.m. Eastern Time on December 29, 2025. On December 17, 2025, certain purchasers, including DCP Fund and DCP Special, amended the option agreements to allow for the early exercise of the options. Following the amendment, on December 17, 2025, DCP Fund exercised its options and purchased 275,000 shares of Common Stock and DCP Special exercised its options and purchased 540,000 shares of Common Stock. A copy of the amendment to the option agreement entered into by DCP Fund and DCP Special is attached hereto as Exhibit 99.1.

On March 31, 2025, DCP Special entered into an option agreement with Oakmont Capital Inc. to acquire 500,000 additional shares of Common Stock, at an exercise price of $8.25 per share, which option was exercisable by DCP Special in whole, and not in part, on December 29, 2025 and was set to expire at 5:00 p.m. Eastern Time on December 29, 2025. On December 17, 2025, DCP Special amended the option agreement to allow for the early exercise of the options. Following the amendment, on December 17, 2025, DCP Special exercised its options and purchased 500,000 shares of Common Stock. A copy of the amendment to the option agreement entered into by DCP Special is attached hereto as Exhibit 99.2.

On May 8, 2025, DCP Special entered into a subscription agreement with the Company (the "Class D Subscription Agreement") for the purchase of shares of the Company's Preferred Stock. The shares of the Preferred Stock have a stated value of $25 per share and are convertible into shares of Common Stock at an initial conversion price of $9.50 per share (or 2.63158 shares of Common Stock for each share of Preferred Stock), subject to customary adjustments, at the option of the holder. For additional terms of the Preferred Stock and the Class D Subscription Agreement, see the form of the Class D Subscription Agreement and the Certificate of Designations of Preferred Stock, filed as Exhibit 99.3 and 99.4, respectively, to this Amendment No. 1.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, or as may be proposed by Mr. Patinkin in his capacity as a director of the Company or by the Company's board of directors with his participation. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position, the price levels of the securities of the Company, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate and to the extent permitted by law, including, without limitation, engaging in communications with management and/or the board of directors of the Company and their advisors, engaging in discussions with stockholders of the Company and others about the Company and the Reporting Persons' investment, making proposals to the Company concerning changes to the capitalization, the ownership structure, the structure, composition, and skill sets of the board of directors and senior management or the operations of the Company, purchasing additional securities of the Company, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic or beneficial exposure with respect to their investment in the Company, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Company, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own in the aggregate 2,615,421.08 shares of Common Stock, which represents approximately 9.0% of the Company's outstanding shares of Common Stock. Each of DCP Fund and DCP Special directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly holds any of the shares of Common Stock disclosed in this Statement.

The Reporting Persons' holdings include 68,421.08 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by DCP Special. The Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $9.50 per share (or 2.63158 shares of Common Stock for each share of Preferred Stock), subject to customary adjustments, at the option of the holder.

David Capital Partners, LLC, as the investment manager and general partner of each of DCP Fund and DCP Special, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by such entities. Due to his position with David Capital Partners, LLC, Mr. Patinkin may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by DCP Fund and DCP Special. David Capital Partners, LLC and Mr. Patinkin expressly disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

Each percentage ownership of Common Stock set forth in this Statement is based on 28,956,152 shares of Common Stock reported by the Company as outstanding on November 6, 2025 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of DCP Fund and DCP Special beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. David Capital Partners, LLC, as the investment manager and general partner of each of DCP Fund and DCP Special, has the shared power to direct the voting and disposition of the shares of Common Stock held by such entities. Due to his position with David Capital Partners, LLC, Mr. Patinkin may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by DCP Fund and DCP Special.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Amendment No. 1 to Option Agreement, dated December 17, 2025, by and between Stilwell Value LLC, Stilwell Value Partners VII, L.P., and Stilwell Activist Investments, L.P. as sellers, and David Capital Partners Fund, LP and David Capital Partners Special Situation Fund, LP, as buyers.

Exhibit 99.2 - Amendment No. 1 to Option Agreement, dated December 17, 2025, by and between Oakmont Capital Inc., as seller, and David Capital Partners Special Situation Fund, LP, as buyer.

Exhibit 99.3 - Form of Subscription Agreement (incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2025).

Exhibit 99.4 - Class D Certificate of Designations (incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2025).

## Signatures
- David Capital Partners, LLC: /s/ Adam J. Patinkin, Adam J. Patinkin, Managing Partner (12/18/2025)
- David Capital Partners Fund, LP: /s/ Adam J. Patinkin, Adam J. Patinkin, Managing Partner of David Capital Partners, LLC, the general partner of David Capital Partners Fund, LP (12/18/2025)
- David Capital Partners Special Situation Fund, LP: /s/ Adam J. Patinkin, Adam J. Patinkin, Managing Member of David Capital Partners, LLC, the general partner of David Capital Partners Special Situation Fund, LP (12/18/2025)
- Adam J. Patinkin: /s/ Adam J. Patinkin, Adam J. Patinkin (12/18/2025)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named on the signature page of this filing agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.